Issuer: Odrac Residential Construction and Leasing Inc (Odrac Inc)

PO Box 342
Inwood WV 25428
United States

January 25th, 2025 to December 31st, 2025

99,000 Class B Shares Par Value $1


Price to Public
Underwriting
Proceeds to Issuer
Proceeds to Others
Price/Share
100



Total
9,900,000




Summary and Risk Factors
THE SECURITIES OFFERED HEREBY ARE HIGHLY
SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK, AND SHOULD NOT
BE PURCHASED BY ANYONE WHO CAN AFFORD THE LOSS OF THEIR
ENTIRE INVESTMENT. NEITHER THE
SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
 COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
OR DETERMINED IF THIS MEMORANDUM IS TRUTHFUL OR COMPLETE.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Dilution
Officers of Odrac Inc purchased 1,000 shares of Class B stock at par value of $1 per share, as well as Class A at $1 per share par value which hold different voting rights than Class B.

Plan of Distribution and Selling Securityholders
The Company is offering the Shares for sale; however, the Company retains the right to utilize any broker-dealers registered with the National Association of Securities Dealers, Inc.
("NASD") and
applicable state securities authorities to sell all or any portion of the Shares. If the Company so elects, it may pay such broker-dealers a commission of up to 10% and a non-accountable expense allowance of up to 3% of the proceeds they have sold.

Use of Proceeds to Issuer
The proceeds from the sale of the Shares offered hereby will be approximately $9,900,000 if all 99,000 Shares are sold.
The net proceeds from this offering will be used to expand marketing, sales, and salaries and provide working capital.
The following itemizes the intended
use of proceeds:

Intended Use: Down payment for each land purchase
Cost: $100,000 each up to $500,000

Intended Use: Down payment for each construction loan
Cost: $200,000 each up to $1,000,000

Intended Use: Monthly debt obligation payments
Cost: up to $8,000,000

The expenditures projected in the preceding list are estimates based on management projections of the business's operating needs. Although the amounts set forth represent our present intentions concerning proposed expenditures, actual expenditures may vary substantially, depending upon future developments such as marketing decisions, sales activity, and certain other factors.

Description of Business
The company strategy is to purchase parcels of land in Berkeley County and surrounding areas, construct multifamily housing, and manage them for rental income.

The Company is incorporated within the state of WV on April 19th, 2024

The Company was founded in 2024 by Benjamin Lehman.

It currently has a staff of 0 people.

The Company was initially capitalized by an investment of $2,000 from Benjamin Lehman.

Directors, Executive Officers and Significant Employees

CEO- Benjamin Lehman 23, 1 year term
Real estate investor for 3 years, and in the accounting
 industry for 4 years, with a CPA license for the last year.
No Compensation has been given to Benjamin

Beneficial Ownership Table:

Title of Class
Name and Address
Amount
Amount Acquirable
Percentage
Class A
Benjamin Lehman
37 Squire Cir Inwood WV 25428
1,000 Shares
0 Remain Authorized for issue
100%
Class B
Draco Real Estate LLC
37 Squire Cir Inwood WV 25428
1,000 Shares
Not Available for sale to Draco
1%

The interest of Management and Others in Certain
Transactions
No transactions over $50,000 have occurred with any officers and Odrac Inc.

Securities Being Offered
99,000 Class B Shares Par Value $1 One Vote per
 Share
Distribution of Assets on Dissolution. Shareholders appointed by the Managing Director will apply the assets of the Corporation in the following order: To all debts and liabilities of the Corporation in accordance with the law, including the expenses of dissolution and liquidation, but excluding any debts to a Shareholder;
To all senior debts to
a Shareholder in accordance with the terms of any subordination agreement; To the accrued and unpaid interest on unsubordinated debts to a Shareholder; To the principal of unsubordinated debts to a Shareholder; To undistributed net profits of the Corporation, subject to the provisions of this Agreement; To repayment of the purchase price of the shares of the Corporation actually paid by each Shareholder;
 and, finally, To the Shareholders in proportion to the number of shares of the Corporation held by each.

Restrictions On Transfer. To accomplish the purposes of this Agreement, any transfer, sale, assignment, hypothecation, encumbrance, or alienation of any of the shares of the Corporation, other than according to the terms of this Agreement is void and transfers no right, title, or interest in or to those shares to the purported transferee, buyer, assignee, pledgee, or encumbrance holder. Each Shareholder shall have the right to vote shares held of record and to receive dividends paid on them until the shares are sold or transferred by this Agreement. b. Permitted Transfers.
A Shareholder may transfer all or any part of his or her shares to a spouse, ancestors or lineal descendants or the spouses of any of such persons, or to any trust solely for the benefit of the Shareholder or any of the foregoing persons, provided
that each such permitted transferee shall first agree in writing to be bound by the terms and provisions of this Agreement. A Shareholder may also transfer all or any part of his or her shares if that transfer is approved in writing by a majority of the aggregate of the remaining untransferred shares.


Indemnification
All shareholders are indemnified from all liabilities of Odrac Inc. as allowed by law.